UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________________________________________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

____________________________________

Smartsheet Inc.

(Name of Issuer)

Class A common stock, no par value per share

(Title and Class of Securities)

83200N103

(CUSIP Number)

William Turner Herbert

Abu Dhabi Investment Authority

211 Corniche

PO Box 3600

Abu Dhabi, United Arab Emirates

+971 2 4150000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2024

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83200N103	Schedule 13D	Page 2 of 9

(1)	Name of Reporting Person: Abu Dhabi Investment Authority
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: The Emirate of Abu Dhabi, United Arab Emirates
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 589,195
		(8)	Shared Voting Power 0
		(9)	Sole Dispositive Power 323,284
		(10)	Shared Dispositive Power 265,911
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 589,195
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒
(13)	Percent of Class Represented by Amount in Row (11): 0.42% (1)
(14)	Type of Reporting Person (See Instructions): OO (2)

(1) Based on 138,950,998 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of August 30, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the Quarterly Period Ended July 31, 2024.

(2) Abu Dhabi Investment Authority (the “Reporting Person”) is a public institution established in 1976 by the Government of the Emirate of Abu Dhabi (“the Government”) as an independent investment institution. The Reporting Person is wholly owned and subject to constitutional supervision by the Government. The Reporting Person has an independent legal identity with full capacity to act in fulfilling its statutory mandate and objectives.

CUSIP No. 83200N103	Schedule 13D	Page 3 of 9

ITEM 1.	SECURITY AND ISSUER

The class of equity security to which this statement on Schedule 13D relates is the Class A common stock, no par value per share (the “Common Stock”) of Smartsheet Inc. (the “Issuer” or “Company”), a Washington corporation. The address of the principal executive offices of the Issuer is 500 108th Ave NE, Suite 200, Bellevue, WA, 98004.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by the Abu Dhabi Investment Authority, a public institution established under the laws of the Emirate of Abu Dhabi.

The board of directors of the Reporting Person does not involve itself in the Reporting Person’s investment and operational decisions, for which the Managing Director of the Reporting Person is responsible under law. The Investment Committee of the Reporting Person assists the Managing Director with investment decisions. Schedule 1 hereto sets forth the names and other required information regarding the Managing Director and the members of the Investment Committee of the Reporting Person (collectively, the “Scheduled Persons”). Except as disclosed herein, none of the Scheduled Persons beneficially owns any securities of the Issuer.

(b) The principal business address of the Reporting Person is 211 Corniche, PO Box 3600, Abu Dhabi, United Arab Emirates.

(c) The Reporting Person was established in 1976 to invest funds on behalf of the Government of the Emirate of Abu Dhabi (the “Government”), to make available the necessary financial resources to secure and maintain the future welfare of the Emirate of Abu Dhabi. The Reporting Person carries out its investment program independently and without reference to the Government or other entities that also invest on the Government’s behalf.

(d) and (e) During the past five years, none of the Reporting Person nor any of the Scheduled Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is organized under the laws of Abu Dhabi, the United Arab Emirates.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Common Stock of the Issuer was purchased by the Reporting Person in transactions on the New York Stock Exchange utilizing the working capital of the Reporting Person.

ITEM 4.	PURPOSE OF TRANSACTION

The information in Item 6 is incorporated herein by reference.

CUSIP No. 83200N103	Schedule 13D	Page 4 of 9

Merger Agreement

On September 24, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, Einstein Parent, Inc. (“Parent”) and Einstein Merger Sub, Inc. (“Merger Sub”). Parent and Merger Sub are affiliates of funds managed by Blackstone Management Partners L.L.C. (“Blackstone”) and funds managed by Vista Equity Partners Management, LLC (“Vista”). Capitalized terms used and not otherwise defined herein have the meaning set forth in the Merger Agreement, which is filed herewith as Exhibit 99.1.

Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”).

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock outstanding as of immediately prior to the Effective Time (other than shares of Common Stock that are (A)(1) directly held by the Issuer (including as treasury stock or otherwise); (2) owned by Parent or Merger Sub or any wholly owned subsidiary of Parent or Merger Sub as of immediately prior to the Effective Time, or (B) issued and outstanding as of immediately prior to the Effective Time and held by the Issuer’s stockholders who have neither voted in favor of the Merger Agreement nor consented thereto in writing and who have properly and timely exercised their dissenters’ rights in accordance with the Washington Business Corporation Act) will be cancelled and extinguished and automatically converted into the right to receive $56.50 in cash, without interest. If the Merger is consummated, the Common Stock will cease to be registered under Section 12 of the Act, and the Issuer will become privately held as a subsidiary of Parent.

The closing of the Merger (the “Closing”) is conditioned on certain conditions, including (1) the adoption of the Merger Agreement by the holders of a majority of outstanding shares of the Issuer’s Common Stock, (2) the expiration (or earlier termination) of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (3) the receipt of certain non-U.S. regulatory approvals, (4) the absence of any law or order restraining, enjoining or otherwise, prohibiting the Merger, (5) the accuracy of each party’s representations and warranties, subject to certain materiality standards set forth in the Merger Agreement, (6) each party’s compliance in all material respects with their respective obligations under the Merger Agreement and (7) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) having occurred since the date of the Merger Agreement.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement filed herewith as Exhibit 99.1 and incorporated by reference herein.

Financing Commitments and Interim Investors Agreement

Platinum Falcon B 2018 RSC Limited, a restricted scope company incorporated in the Abu Dhabi Global Market, Abu Dhabi, the United Arab Emirates (“Platinum Falcon”), and an indirect, wholly owned subsidiary of the Reporting Person, has entered into certain agreements in connection with the Merger Agreement.

CUSIP No. 83200N103	Schedule 13D	Page 5 of 9

Financing Commitments

Blackstone Capital Partners IX L.P., Vista Equity Partners Fund VIII, L.P. and affiliated funds, together with Platinum Falcon (collectively, the “Equity Investors”) have committed, pursuant to equity commitment letters, dated as of September 24, 2024 (the “Equity Commitment Letters”), to, directly or indirectly, capitalize Parent, at or immediately prior to the Closing of the Merger, with an aggregate equity contribution in the amount of $4,758,000,000, on the terms and subject to the conditions set forth in the Equity Commitment Letters. The Equity Investors have provided a limited guarantee in favor of the Company to guarantee, subject to certain limitations, the payment of such guarantor’s pro rata share of the obligation of Parent to pay the Parent Termination Fee and reasonable out-of-pocket fees, cost and expenses incurred by the Company in connection with any suit contemplated by, and solely to the extent reimbursable under the Merger Agreement.

Interim Investors’ Agreement

On September 24, 2024, certain investors entered into an interim investors’ agreement, which stipulates the actions such parties can take under the Merger Agreement, allocation of expenses in relation to Closing, obtaining approvals necessary to Closing, and additional covenants, representations and warranties of such parties in relation to the Merger.

Except as set forth herein, the Reporting Person does not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) Items 7 through 11 and 13 of the cover page of this Schedule 13D are incorporated herein by reference. Such information is based on 138,950,998 shares of Common Stock of the Issuer outstanding as of August 30, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the Quarterly Period Ended July 31, 2024 . The Common Stock reported herein is directly held and beneficially owned by the Abu Dhabi Investment Authority. Certain of the shares of Common Stock beneficially owned by the Reporting Person are subject to management by external managers that have discretionary investment power (though not voting power) over the shares of Common Stock disclosed on the cover page.

By virtue of the agreements described in Item 4, the Reporting Person and certain stockholders of the Issuer affiliated with Vista may be deemed to be members of a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. The Reporting Person understands that affiliates of Vista are filing a separate Schedule 13D to report the Common Stock that they may be deemed to beneficially own. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and the Reporting Person expressly disclaims beneficial ownership of such shares of Common Stock.

(c) The information in Items 3 and 4 are incorporated herein by reference. Schedule 2 sets forth information relating to transactions by the Reporting Person during the last sixty days, all of which were conducted on the New York Stock Exchange. The transactions set forth in Schedule 2 were conducted by the Reporting Person’s Public Equities Department. The Reporting Person maintains information barriers between its Public Equities Department and its Private Equities Department. Platinum Falcon is an investment vehicle of the Private Equities Department. Except as disclosed in Schedule 2, there have been no transactions by the Reporting Person or the Scheduled Persons in the securities of the Issuer during the past sixty days.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

CUSIP No. 83200N103	Schedule 13D	Page 6 of 9

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information in Item 4 is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Agreement and Plan of Merger, by and among Smartsheet Inc., Einstein Parent, Inc., and Einstein Merger Sub, Inc., dated as of September 24, 2024 (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on September 24, 2024).

CUSIP No. 83200N103	Schedule 13D	Page 7 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 24, 2024

ABU DHABI INVESTMENT AUTHORITY

By:	/s/ Hamad Shahwan Surour AlDhaheri
Name:	Hamad Shahwan Surour AlDhaheri
Title:	Authorized Signatory

By:	/s/ Saif Surour Omair Almashghouni
Name:	Saif Surour Omair Almashghouni
Title:	Authorized Signatory

CUSIP No. 83200N103	Schedule 13D	Page 8 of 9

SCHEDULE 1

Schedule 1 sets forth the Managing Director and the members of the Investment Committee of the Reporting Person.

Name	Business Address	Present Principal Occupation	Citizenship
H.H. Sheikh Hamed bin Zayed Al Nahyan	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Managing Director and Investment Committee Member	United Arab Emirates
H.H. Sheikh Mohammed bin Khalifa bin Zayed Al Nahyan	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
H.E. Khalil Mohammed Sharif Foulathi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Majed Salem Khalifa Rashed Alromaithi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Khalifa Matar Khalifa Saif Almheiri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Hamad Shahwan Surour Shahwan Aldhaheri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Dhaen Mohamed Al Hameli	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Nasser Shotait Al Ketbi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Mohamed Rashid Al Mheiri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates
Juma Khamis Al Khyeli	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Investment Committee Member	United Arab Emirates

CUSIP No. 83200N103	Schedule 13D	Page 9 of 9

SCHEDULE 2

Date	Nature of Transaction	Number of shares of Common Stock	Price per share of Common Stock
7/26/2024	Purchase	2,608	$ 48.45
7/26/2024	Sale	92	$ 48.44
7/29/2024	Purchase	2,208	$ 48.44
7/30/2024	Purchase	638	$ 47.77
7/31/2024	Purchase	1,200	$ 48.38
7/31/2024	Sale	100	$ 48.36
7/31/2024	Sale	8,622	$ 47.96
8/1/2024	Purchase	151	$ 48.11
8/1/2024	Sale	200	$ 47.21
8/2/2024	Purchase	100	$ 45.18
8/2/2024	Sale	7,217	$ 45.40
8/2/2024	Sale	301	$ 46.02
8/2/2024	Sale	484	$ 45.19
8/2/2024	Sale	404	$ 45.95
8/5/2024	Purchase	365	$ 45.35
8/5/2024	Sale	5,430	$ 45.37
8/5/2024	Sale	280	$ 45.49
8/6/2024	Sale	9,040	$ 45.42
8/6/2024	Sale	487	$ 45.57
8/7/2024	Sale	401	$ 45.49
8/8/2024	Sale	737	$ 45.16
8/9/2024	Sale	369	$ 46.48
8/9/2024	Sale	1,255	$ 46.42
8/12/2024	Sale	515	$ 46.80
8/13/2024	Sale	299	$ 47.86
8/14/2024	Sale	518	$ 47.44
8/15/2024	Sale	734	$ 48.70
8/16/2024	Sale	556	$ 48.82
8/19/2024	Sale	3,760	$ 49.99
8/19/2024	Sale	453	$ 49.76
8/20/2024	Sale	310	$ 49.76
8/20/2024	Purchase	164	$ 49.90
8/21/2024	Sale	12	$ 49.62
8/21/2024	Purchase	580	$ 49.52
8/22/2024	Purchase	76	$ 49.59
8/22/2024	Sale	285	$ 49.68
8/23/2024	Sale	103	$ 49.61
8/23/2024	Purchase	561	$ 49.69
8/26/2024	Purchase	614	$ 49.76
8/26/2024	Sale	634	$ 49.77
8/26/2024	Sale	5	$ 49.66
8/27/2024	Sale	63	$ 49.49
8/27/2024	Purchase	157	$ 49.98
8/28/2024	Sale	122	$ 48.65
8/29/2024	Sale	113	$ 49.21
8/30/2024	Sale	310	$ 48.91
8/30/2024	Sale	742	$ 48.80
8/30/2024	Sale	11,635	$ 48.80
9/3/2024	Purchase	462	$ 48.80
9/3/2024	Sale	181	$ 48.00
9/4/2024	Sale	425	$ 47.11
9/4/2024	Sale	23	$ 47.08
9/5/2024	Sale	492	$ 48.14
9/6/2024	Sale	513	$ 52.73
9/9/2024	Sale	100	$ 51.90
9/10/2024	Sale	52	$ 50.91
9/10/2024	Purchase	21	$ 51.53
9/11/2024	Purchase	77	$ 51.02
9/11/2024	Sale	315	$ 51.11
9/12/2024	Sale	266	$ 50.73
9/13/2024	Sale	500	$ 51.46
9/16/2024	Purchase	34	$ 52.47
9/16/2024	Sale	192	$ 52.58
9/17/2024	Sale	586	$ 52.05
9/18/2024	Sale	640	$ 51.68
9/19/2024	Sale	218	$ 50.90
9/20/2024	Purchase	9	$ 51.44
9/20/2024	Purchase	312	$ 51.44
9/20/2024	Sale	200	$ 51.06
9/23/2024	Purchase	448	$ 51.86